Filed Pursuant to Rule 253(g)(2)

File No. 024-12624

AMBER FARMLAND INVESTMENTS PBC

SUPPLEMENT NO. 3 DATED SEPTEMBER 9, 2026

TO THE OFFERING CIRCULAR DATED MAY 12, 2026

This document (“Supplement No. 3”) supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated May 12, 2026, as filed by us with the Securities and Exchange Commission (the “SEC”) on that same date (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Legal Name Change

Effective as of September 2, 2026, the Company’s legal name is “Amber Farmland Investments PBC.” This change was implemented through the filing of a Certificate of Amendment of Certificate to the Incorporation with the Secretary of State in Delaware. The Company’s corporate structure and all rights and obligations of the Company remain unchanged; only the name of the entity has changed. The updated name reflects Amber’s conviction that investing in organic farmland is not niche, but foundational to building a healthy and resilient agricultural system.

In addition, the Company has changed the name of its operating company from “Iroquois Valley Farms LLC” to “Amber Farmland Investments LLC.” The Company also changed the name of its wholly owned taxable REIT subsidiary from “Iroquois Valley Farmland TRS, Inc.” to “Amber Farmland Investments TRS Inc.”

New Corporate Office

Effective as of the date of this Supplement No. 3, the Company’s corporate address has been relocated to 217 North Main Street, Roanoke, Indiana 46783.